13012873

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 32590

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ProEquities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2801 Highway 280 South
(No. and Street)

Birmingham	AL	35223
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Leanne Bishop 205-268-5553
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Price Waterhouse Coopers
(Name – *if individual, state last, first, middle name*)

1901 Sixth Avenue North	Birmingham	AL	35203
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael J. Mungenast, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ProEquities, Inc., as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President and CEO

Title

Notary Public

NOTARY PUBLIC STATE OF ALABAMA AT LARGE
MY COMMISSION EXPIRES: May 22, 2014
BONDED THRU NOTARY PUBLIC UNDERWRITERS

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ProEquities, Inc.

(a wholly owned subsidiary of
Protective Life Corporation)
Financial Statements and Supplementary
Information
Pursuant to SEC Rule 17a-5
December 31, 2012

pwc

ProEquities, Inc.

(a wholly owned subsidiary of
Protective Life Corporation)
Financial Statements and Supplementary
Information
Pursuant to SEC Rule 17a-5
December 31, 2012

ProEquities, Inc.
(a wholly owned subsidiary of Protective Life Corporation)
Index to Financial Statements and Supplementary Information
December 31, 2012

pwc

Report of Independent Auditors

To the Board of Directors and Stockholder of
ProEquities, Inc.

We have audited the accompanying financial statements of ProEquities, Inc. (the "Company"), a wholly owned subsidiary of Protective Life Corporation, which comprise the statement of financial condition as of December 31, 2012, and the related statements of comprehensive income, of changes in shareholder's equity, and of cash flows for the year then ended.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ProEquities, Inc at December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP, 1901 6th Ave. N., Suite 1600, Birmingham, AL 35203
T: (205) 252 8400, F: (205) 252 7776, www.pwc.com/us

pwc

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. The information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves and other additional procedures, in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 27, 2013

ProEquities, Inc.
(a wholly owned subsidiary of Protective Life Corporation)
Statement of Financial Condition
December 31, 2012

Assets	
Cash and cash equivalents	$ 8,843,209
Investments, at fair value	17,877,179
Receivables from brokers and dealers	8,594,880
State income tax receivable	268,805
Fixed assets, net of accumulated depreciation of $444,066	160,996
Other assets, net of allowance for uncollectible amounts of $199,000	2,196,666
Deferred income taxes, net	5,258,277
Total assets	$ 43,200,012
Liabilities and Stockholder's Equity	
Liabilities	
Commissions payable	$ 4,665,892
Securities sold but not yet purchased	2,017,673
Due to parent and affiliates	1,274,063
Deferred compensation obligation	11,763,566
Other accrued expenses	5,407,637
Total liabilities	25,128,831
Stockholder's equity	
Common stock, $1 par value; 250,000 shares authorized, 114,408 shares issued and outstanding	$ 114,408
Additional paid-in capital	13,466,157
Retained earnings	4,490,616
Total stockholder's equity	18,071,181
Total liabilities and stockholder's equity	$ 43,200,012

The accompanying notes are an integral part of these financial statements.

ProEquities, Inc.
(a wholly owned subsidiary of Protective Life Corporation)
Statement of Comprehensive Income
Year Ended December 31, 2012

	2012
Revenues	
Commissions	$ 105,492,523
Other revenues	6,488,844
Investment gain, net	1,434,685
Investment income	319,269
Total revenues	113,735,321
Expenses	
Commissions	86,209,862
Salaries and wages	9,524,943
Technology	4,041,433
Legal, accounting and consulting	3,053,213
Clearing expense	2,313,725
Portfolio managers' fee	1,008,309
Sales conference and promotions	1,163,172
Licenses, fees and assessments	777,361
Rent, related party	630,099
Corporate and divisional allocations, related party	615,026
Travel and entertainment	334,917
Postage, copies and supplies	245,111
Other operating expenses	1,547,424
Total expenses	111,464,595
Income before income taxes	2,270,726
Income tax expense (Note 5)	878,402
Net Income	1,392,324
Other Comprehensive Income	-
Total Comprehensive Income	$ 1,392,324

The accompanying notes are an integral part of these financial statements.

ProEquities, Inc.
(a wholly owned subsidiary of Protective Life Corporation)
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2012

	Common Stock		Additional Paid-In	Retained	Total Stockholder's
	Shares	Amount	Capital	Earnings	Equity
Balance at January 1, 2012	114,408	$ 114,408	$ 13,466,157	$ 3,098,292	$ 16,678,857
Net Income	-	-	-	1,392,324	1,392,324
Balance at December 31, 2012	114,408	$ 114,408	$ 13,466,157	$ 4,490,616	$ 18,071,181

The accompanying notes are an integral part of these financial statements.

ProEquities, Inc.
(a wholly owned subsidiary of Protective Life Corporation)
Statement of Cash Flows
Year Ended December 31, 2012

	2012
Cash flows from operating activities	
Net Income	$ 1,392,324
Adjustments to reconcile net income to net cash provided by operating activities	
Unrealized net investment gain on investments	(1,044,788)
Deferred income tax expense	310,141
Depreciation expense	63,935
Forgiveness of representative loan receivable	90,922
Change in assets and liabilities	
Investments (trading securities)	(4,001,593)
Investments (deferred compensation plan)	(315,806)
Receivables from brokers and dealers	(2,016,907)
State income tax receivable	67,319
Other assets	88,977
Securities sold but not yet purchased	1,260,828
Commissions payable	(308,439)
Deferred compensation obligation	1,429,958
Due to parent and affiliates	605,269
Other accrued expenses	(672,397)
Net cash used in operating activities	(3,050,257)
Cash flows from investing activities	
Purchases of fixed assets	(37,489)
Payments received on representative loan receivables	121,649
Issuance of representative loans receivables	(245,969)
Net cash used in investing activities	(161,809)
Net decrease in cash and cash equivalents	(3,212,066)
Cash and cash equivalents	
Beginning of year	12,055,275
End of year	$ 8,843,209
Supplemental disclosure of cash flow information	
Cash received for income taxes	$ 146,103

The accompanying notes are an integral part of these financial statements.

1. General

ProEquities, Inc. (the "Company") is a full-service, marketing oriented broker-dealer incorporated under the laws of the state of Alabama. The Company is also a registered investment advisor. The Company operates across the United States and is headquartered in Birmingham, Alabama. The Company is registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly owned subsidiary of Protective Life Corporation ("PLC"). PLC provides operating capital to the Company, as needed, to provide supplemental funding for the operations and activities of the Company. In addition to the Company's core broker-dealer operations, the Company maintains a fixed income division that offers a wide variety of fixed income products and services.

2. Significant Accounting Policies

Basis of Presentation and Use of Estimates

The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (GAAP). The preparation of financial statements in conformity with GAAP and prevailing industry practices requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates.

Accounting for Securities Transactions

The Company clears all brokerage security transactions through Pershing, LLC ("Pershing"). Under the clearing arrangement, Pershing confirms securities trades, processes securities movements and records transactions for customers in its accounts, for which it receives a ticket charge per transaction. The Company's commission revenues and related expenses are recorded on a trade date basis. The Company has evaluated the credit worthiness of Pershing and determined the risk of material financial loss due to exposure from Pershing's credit risk to be minimal.

Cash and Cash Equivalents

Cash and cash equivalents include investments in money market funds which are considered highly liquid instruments. The carrying amounts reported in the statement of financial condition for these financial instruments approximate their fair values (as defined by the Accounting Standards Codification ("ASC") Fair Value Measurement and Disclosure Topic) due to their short-term nature. Cash and cash equivalents are classified as Level 1 in accordance with the fair value hierarchy of the ASC Fair Value Measurement and Disclosure Topic.

Investments

The Company has classified its investments as trading securities. Trading securities are reported at fair value, with the resulting unrealized and realized gains and losses recognized currently in earnings. Gains and losses realized on the sale of securities are computed using the specific identification method. Unrealized gains and losses and realized gains and losses are included in "Investment gain, net" in the accompanying Statement of Comprehensive Income.

Fixed Assets
Fixed assets are recorded at cost and are depreciated using the straight-line method over their estimated useful lives which range from 3 to 5 years. Maintenance and repairs are charged to expense when incurred; betterments and improvements that materially prolong the lives of the assets are capitalized. The cost of assets sold or retired and the related accumulated depreciation are removed from the respective accounts, and the gain or loss on such disposition is recognized currently.

Other Assets
Other assets are comprised primarily of prepaid expenses, loans to the Company's representatives and reimbursable expenses paid by the Company on its agents' behalf. The Company's finance receivables are primarily in the form of agent debit balances and agent notes receivable. Certain agent notes receivable contain terms which result in the Company forgiving the principal and interest payments should the agent meet certain sales targets. The Company has recorded an allowance of $199,000 against these receivables at December 31, 2012. The allowance for credit losses is developed based upon the Company's historical experience of write-offs of the related agent debit balances. Notes receivable are reserved based upon specific indicators of an inability to pay or intent not to pay.

Contingent Liabilities
The Company recognizes liabilities for contingencies when there is an exposure that, when fully analyzed, indicates it is both probable a liability has been incurred and the amount of loss can be reasonably estimated. The determination of whether a loss is probable and the estimate of an associated range of loss is subject to significant judgments and assumptions based on currently available information. When a loss is probable and a range of possible loss can be estimated, the Company accrues the most likely amount within that range based upon management's judgment after the consideration of facts currently known and after consultation with its legal counsel, if appropriate.

As a result of the extensive regulation of the financial services industry, the Company's operations are subject to regular reviews and inspections by regulatory authorities and self-regulatory organizations. Such reviews and inspections can result in the imposition of sanctions for regulatory violations, ranging from non-monetary censures to censures with fines or other monetary repercussions.

See Note 11 for further discussion.

Recognition of Commission Revenue and Expense
Commission revenues and commission expenses are recorded on a trade date basis for trades executed through the Company. Trail fees, 12b-1 fees, marketing allowances received from product sponsors and advisory service fees are recognized as revenue when earned and are included in "Commissions" revenue in the Statement of Comprehensive Income. Marketing allowance and advisory service fees totaling approximately $5.6 million were recognized as "Commissions" revenue during the year ended December 31, 2012.

Investment Income
Investment income primarily comprises interest income on money market funds, fixed maturity securities and income from securities related to the deferred compensation plans.

Other Revenues

Other revenues consist primarily of representatives' technology and affiliation fees and miscellaneous clearing revenues. Other revenues are recorded as earned.

Income Taxes

The results of operations of the Company are included in the consolidated federal and state income tax returns of PLC. The Company utilizes the asset and liability method in accordance with the Accounting Standards Codification ("ASC") Income Taxes Topic. The Company is included in the consolidated federal income tax return of PLC and its subsidiaries. The method of allocation of current income taxes between the affiliates is subject to a written agreement under which the Company incurs a liability to PLC to the extent that a separate return calculation indicates that the Company has a federal income tax liability. If the Company has an income tax benefit, the benefit is recorded currently to the extent it can be carried back against prior years' separate company income tax expense. Any amount not carried back is carried forward on a separate company basis (generally without a time limit), and the tax benefit is reflected in future periods when the Company generates taxable income. Income taxes recoverable (payable) are recorded in the due to/from affiliates account and is settled periodically, per the tax sharing agreement.

Concentration of Credit Risk

The Company maintains depository accounts with certain financial institutions. Although these account balances exceed federally insured depository limits, the Company has evaluated the credit worthiness of these applicable financial institutions and determined the risk of material financial loss due to exposure from credit risk to be minimal.

Accounting Pronouncements Recently Adopted and to be Adopted

ASU No. 2011-05 — Comprehensive Income — Presentation of Comprehensive Income. In this Update, a company has the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in 1) a single continuous statement of comprehensive income, or 2) in two separate but consecutive statements. In both choices, a company is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. The Company has implemented the one continuous-statement report format outlined in ASU No. 2011-05 beginning in 2012. The Company does not have any components classified as other comprehensive income. This Update was effective January 1, 2012.

ASU No. 2011-04 — Fair Value Measurement — Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. The amendments in this Update result in common fair value measurement and disclosure requirements in GAAP and International Financial Reporting Standards ("IFRSs"). The amendments change the wording used to describe many of the requirements for measuring fair value and for disclosing information about fair value measurements. The intent of this Update was not to change the application of the requirements in Topic 820. Some of the amendments clarify the intent regarding the application of existing fair value measurement requirements. The Update did modify several principles or requirements for measuring fair value or for disclosing information about fair value measurements. These changes were effective for annual periods beginning after December 15, 2011. The Company adopted these requirements in 2012. The additional required disclosures as required by the Update have been made within the financial statements.

3. Related Parties

The Company occupies office space under a monthly rental arrangement in the office building of an affiliate, Protective Life Insurance Company (PLICO), for which rent of approximately $630,000 was expensed in 2012. In addition the Company expensed approximately $663,000 in payment to PLC for providing various human resource services, approximately $144,000 for providing legal services and approximately $1,700,000 for providing technology support and infrastructure. The Company is billed by PLICO and PLC for these items and related amounts due are settled monthly in the normal course of the Company's operations.

The Company recorded commission revenue in 2012 from Investment Distributors, Inc., a subsidiary of PLC, of $6,252,893.

All employees of the Company participate in the PLC defined benefit pension plan. The plan is not separable by affiliates participating in the plan. The benefits are based on years of service and the employee's compensation. PLC's funding policy is to contribute amounts to the plan sufficient to meet the minimum funding requirements of the Employee Retirement Income Security Act (ERISA) plus such additional amounts as PLC may determine appropriate from time to time. Contributions are intended to provide not only for benefits attributable to service to date but also for those benefits expected to be earned in the future.

The employees of the Company also participate in PLC's qualified, defined contribution employee benefit plan under Internal Revenue Code Section 401(k). PLC has formed an Employee Stock Ownership Plan to match employee contributions to the 401(k) plan. In addition, PLC provides limited health care benefits to eligible retired employees of the Company until age 65. PLC also provides certain medical and other benefits to active employees of the Company.

Charges related to these employee benefit plans provided by PLC were $1,401,564 and have been included in "Salaries and wages" in the Statement of Comprehensive Income for the year ended December 31, 2012.

4. Fixed Assets

Fixed assets consist of the following as of December 31, 2012:

	2012
System software	$ 605,062
Less: Accumulated depreciation	444,066
Net fixed assets	$ 160,996

Depreciation expense in the amount of $63,935 was recognized in 2012

5. Income Taxes

The Company's effective income tax rate varied from the maximum federal income tax rate as follows for the year ended December 31, 2012.

	2012
Statutory federal income tax rate applied to pre-tax income	35.00 %
State income taxes, including prior year adjustments	2.97 %
Non deductible expenses	0.71 %
Effective income tax rate	38.68 %

The provision for income tax expense is as follows:

Provision for income tax expense	
Current	$ 568,261
Deferred	310,141
	$ 878,402

The following table shows the significant components of the net deferred income tax asset as of December 31, 2012.

Deferred income tax asset	
Deferred compensation	$ 4,991,441
Legal reserve and contingencies	515,010
Capital loss carryover	11,215
Accrued vacation	58,662
Other	39,353
Total gross deferred income tax asset	5,615,681
Deferred income tax liability	
Prepaid expense	275,041
Software	82,363
Total gross deferred income tax liability	357,404
Net deferred income tax asset	$ 5,258,277

The Company concluded, based on its recent history of operating income and anticipated operating income and cash flows for future periods, a valuation allowance on the gross deferred tax asset at December 31, 2012 was not required. The methodology for determining the realizability of deferred tax assets involves estimates of future taxable income from our core business operations, as well as estimated operating expenses to support that anticipated level of operations. Estimates of future taxable income generated from future operating results could change in the near term, perhaps materially, which may require the Company to provide a valuation allowance. Such allowance could be material to the Company's financial statements.

In general, the Company is no longer subject to U.S. federal, state and local income tax examinations by taxing authorities for tax years that began before 2003.

As of December 31, 2012, the Company evaluated the need for the recognition of uncertain tax liability in accordance with the guidance of ASC 740, "Income Taxes," and determined none should be recorded or disclosed. The Company's policy is to recognize interest and penalties related to tax contingencies in income tax expense.

Included in the "Due to parent and affiliates" on the accompanying financial statements are current income taxes payable of $515,380 at December 31, 2012.

6. Receivables from Brokers and Dealers

The receivables from brokers and dealers represents commissions and other fees to be collected from the clearing broker, mutual fund companies, product sponsors, variable annuity and variable life companies. Additionally, this balance includes cash required to be held on deposit at Pershing of $100,000.

7. Regulatory Requirements

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital (as defined) and requires the ratio of aggregate indebtedness (as defined) to net capital shall not exceed 15 to 1. At December 31, 2012, the Company had computed net capital of $8,698,621 which was $7,942,115 in excess of its required minimum net capital of $756,506. The Company's aggregate indebtedness to net capital ratio at December 31, 2012 was 1.30 to 1.

The Company is exempt from the provisions of SEC Rule 15c3-3 under paragraph (k)(2)(ii), as all transactions are cleared with customers on a fully disclosed basis with a clearing broker or dealer and customer funds and securities are promptly transmitted to the clearing broker or dealer which carries all of the accounts of such customers.

All customer transactions are cleared on a fully disclosed basis through a clearing broker which files financial statements with the SEC pursuant to Rule 17a-5.

8. Deferred Compensation Plans

The Company has established deferred compensation plans for the benefit of its registered representatives. Deferred compensation is used to purchase investments (primarily mutual funds, equities, and life insurance policies), as directed by the participants. In addition, the Company may provide matching contributions for participants who meet certain production targets. Matching contributions of $24,000 were paid by the Company during 2012.

A trust was established to aid the Company in meeting its obligations under the plans. Investments held by the trust are reported as investments of the Company in the accompanying Statement of Financial Condition. Investments are reported at fair value with changes reported as "Investment gain, net" in the accompanying financial statements. Life insurance policies held by the trust are reported at their cash surrender value with changes reported as "Investment gain, net". The Company records a deferred compensation obligation equal to the total reported fair value of the trust assets. Changes in the deferred compensation obligation are recorded as commission expense in the accompanying financial statements.

9. Investments

The Company holds securities used for operational trading purposes with Pershing. The securities are classified as either marketable securities owned or securities sold but not yet purchased. The following table shows these securities at fair value as of December 31, 2012:

	Owned	Sold Not Yet Purchased
U.S. government and agency obligations	$ 50,052	$ 2,012,856
Municipal obligations	5,301,819	-
Corporate obligations	770,670	-
Equity securities	-	4,817
	$ 6,122,541	$ 2,017,673

The Company also holds securities related to the deferred compensation plans that are classified as trading. The investments in the deferred compensation plans consist of the following securities as of December 31, 2012:

Mutual fund investments	$ 10,641,791
Life insurance policies	322,421
Equity securities	655,612
U.S. government and agency obligations	84,727
Other investments	50,087
	$ 11,754,638

The Company has recorded an offsetting liability for the value of these investments held in the deferred compensation plan. As of December 31, 2012, $8,928 was accrued as a deferred compensation obligation, but has not yet been contributed to the plan.

Net unrealized gains and net realized gains of $1,044,788 and $389,897, respectively, are included in "Investment gains, net."

Generally, all investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible changes in risks in the near term could materially affect investment balances, the amounts reported in the Statement of Financial Condition and the amounts reported in the Statement of Comprehensive Income.

10. Fair Value of Financial Instruments

The Company determined the fair value of its financial instruments based on the fair value hierarchy established in FASB guidance referenced in the ASC Fair Value Measurements and Disclosures Topic, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The Company has categorized its financial instruments, based on the priority of the inputs to the valuation technique, into a three level hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

Financial assets and liabilities recorded at fair value on the Statement of Financial Condition are categorized as follows:

- **Level 1:** Unadjusted quoted prices for identical assets or liabilities in an active market
- **Level 2**: Quoted prices in markets that are not active or significant inputs that are observable either directly or indirectly. Level 2 inputs include the following:

  a. Quoted prices for similar assets or liabilities in active markets

  b. Quoted prices for identical or similar assets or liabilities in nonactive markets

c. Inputs other than quoted market prices that are observable

d. Inputs that are derived principally from or corroborated by observable market data through correlation or other means

- **Level 3:** Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. They reflect management's own assumptions about the assumptions a market participant would use in pricing the asset or liability.

The following table presents the Company's hierarchy for its assets measured at fair value on a recurring basis as of December 31, 2012.

	Level 1	Level 2	Level 3	Total
Assets				
Inventory investments				
US Government and authorities	$ 50,052	$ -	$ -	50,052
State, municipalities, and political subdivisions	-	5,261,819	40,000	5,301,819
Corporate bonds	-	770,670	-	770,670
Total inventory investments	50,052	6,032,489	40,000	6,122,541
Deferred compensation plan				
Equity securities	655,612	-	-	655,612
US Government and authorities	4,208	80,519	-	84,727
Mutual funds	10,641,791	-	-	10,641,791
Other investments	50,087	-	-	50,087
Life insurance policies	-	-	322,421	322,421
Total deferred compensation plan	11,351,698	80,519	322,421	11,754,638
Cash and cash equivalents	8,843,209	-	-	8,843,209
Total assets measured at fair value on a recurring basis	$ 20,244,959	$ 6,113,008	$ 362,421	$ 26,720,388
Liabilities				
Securities sold but not yet purchased	$ 2,017,673	$ -	$ -	$ 2,017,673
Total liabilities measured at fair value on a recurring basis	$ 2,017,673	$ -	$ -	$ 2,017,673

Determination of Fair Values
The valuation methodologies used to determine the fair values of assets and liabilities reflect market-participant assumptions and are based on the application of the fair value hierarchy that prioritizes observable market inputs over unobservable inputs. The Company determines the fair values of certain financial assets and financial liabilities based on quoted market prices, where available. Fair values reflect adjustments for counterparty credit quality, the Company's credit standing, liquidity and, where appropriate, risk margins on unobservable parameters. The following is a discussion of the methodologies used to determine fair values for the financial instruments, as listed in the above table.

Fixed Maturity Securities and Securities Sold but not yet Purchased
The fair value of fixed maturity securities and securities sold but not yet purchased is determined by management after considering third party pricing services as their primary source of information. Typical inputs used by this pricing method include, but are not limited to, benchmark yields, reported trades, broker/dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers and reference data including market research publications. Based on the typical trading volumes and the lack of quoted market prices for fixed maturities, third party pricing services normally derive the security prices through recent reported trades for identical or similar securities making adjustments through the reporting date based upon available market observable information outlined above.

The Company has analyzed the third party pricing services' valuation methodologies and related inputs, and has also evaluated the various types of securities in its investment portfolio to determine an appropriate fair value hierarchy level based upon trading activity and the observability of market inputs that is in accordance with the ASC Fair Value Measurements and Disclosures Topic. Based on this evaluation and investment class analysis, each price was classified into Level 1, 2 or 3. Most prices provided by third party pricing services are classified into Level 1 and 2 because they have quoted market prices, or significant inputs used in pricing the securities are market observable.

The Company prices its auction rate securities using an internal model that takes into account the lack of liquidity, the credit worthiness and the floating rate coupon methodology relating to these securities. The Company believes this income valuation approach provides a reasonable calculation of the fair value of these securities under the fair value hierarchy guidance and given current inactive market conditions.

In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2012, at fair values of the related securities and will incur a loss if the fair value of the securities increases subsequent to December 31, 2012.

Deferred Compensation Plan Investments
The Company holds investments in open-ended mutual funds, life insurance policies, equity securities, U.S. government and agency obligations, and other investments related to the deferred compensation plan. Open-ended mutual funds are classified as Level 1 as published net asset values are utilized for the individual securities. Equity securities are classified as Level 1 at the closing prices on exchanges are utilized for individual securities. U.S. government and authorities investments are classified as either Level 1 or Level 2 based on the principal market for the security. Life insurance policies held by related party Protective Life Insurance Company are carried at their cash surrender value and reported as Level 3 under the market approach. Cash

surrender value represents the amount of cash that may be realized by the owner of a life insurance contract upon discontinuance and surrender of the contract prior to maturity.

The following table presents a reconciliation of the beginning and ending balances for fair value measurements for the year ended December 31, 2012, for which the Company has used significant unobservable inputs (Level 3):

	Beginning Balance	Realized and Unrealized Gains	Purchases	Settlements	Ending Balance
Assets					
State, municipalities, and political subdivisions	$ 40,000	$ -	$ -	$ -	$ 40,000
Life insurance policies	367,400	49,434	-	(94,413)	322,421
Total assets measured at fair value on a recurring basis	$ 407,400	$ 49,434	$ -	$ (94,413)	$ 362,421

Total realized and unrealized gains on Level 3 assets are reported in "Investment gain, net" within the Statement of Comprehensive Income

The Company did not transfer any Level 1, 2, or 3 investments for the year ended December 31, 2012.

Purchases and settlements represent activity that occurred during the period that results in a change of the asset but does not represent changes in fair value for the instruments held at the beginning of the period.

The following table presents the valuation method for material financial instruments included in Level 3, as well as unobservable inputs used in the valuation of those financial instruments:

	Fair Value Dec 31, 2012	Valuation Technique	Unobservable Input
Assets			
Life insurance policies held in deferred compensation plan	322,421	Cash Surrender Value	Financial stability of insurer

11. Commitments and Contingencies

A number of civil jury or arbitration verdicts have been returned against companies in the jurisdictions in which the Company does business involving sales practices of representatives, alleged misconduct, and other matters. These matters have often resulted in the awarding of judgments against these companies that are disproportionate to the actual damages, including material amounts of punitive damages. In some states, juries or arbitrators have substantial discretion in awarding punitive damages which creates the potential for unpredictable material adverse judgments in any given punitive damage suit. In the normal course of business, the Company has been named, from time to time, as a defendant in various legal actions. In addition, the Company may also be the subject of reviews of its operations by regulatory authorities and self-regulatory organizations. The Securities and Exchange Commission (SEC) conducted reviews of the Company's broker-dealer and investment advisor operations during 2011. These reviews

generally covered the periods of operations from 2006-2010 with the focus of the reviews on evaluating the Company's compliance with certain provisions of the federal securities laws. The Company was referred to the SEC's Enforcement Division in 2012. In August 2012 the Company received a subpoena and subsequently provided a substantial number of responsive documents to the SEC. In addition the Company made refunds to customers in 2012 of approximately $1.1 million related to the 2011 reviews. Matters raised as a result of these reviews remain unresolved at December 31, 2012 as the Company awaits a reply from the SEC regarding the document submissions.

The Company contests liability and/or the amount of damages as appropriate in each pending matter. If the Company has information available to it which indicates that it is probable that a liability has been incurred as of the date of the financial statements and the Company can reasonably estimate the amount of that loss, the Company accrues the estimated liability by a charge to income. In many instances it may be inherently difficult to determine whether any loss is probable or even possible or to estimate the amount of any potential loss. In addition, even where loss is possible or an exposure to loss exists in excess of the liability accrued with respect to a previously recognized loss contingency, it is not always possible to reasonably estimate the amount of the possible loss or range of loss. Subject to the foregoing, management of the Company believes, based on currently available information, after consultation with outside legal counsel and taking into account its established reserves, that pending legal actions, investigations and regulatory inquiries will be resolved with no material adverse effect on the consolidated financial position of the Company. However, if during any period a potential adverse contingency should become probable or be resolved in an amount in excess of the established reserves, the results of operations in that period could be materially adversely affected. In addition, there can be no assurance that material losses will not be incurred from claims that have not yet been brought to the Company's attention or are not yet determined to be probable or reasonably possible to result in loss. The Company has established a total liability for all such matters of approximately $1.7 million as of December 31, 2012, which is included in "Other accrued expenses" on the Statement of Financial Condition.

Management currently estimates the aggregate range of possible loss is from $0 to $1 million in excess of the accrued liability (if any) related to contingent matters as of December 31, 2012 where the likelihood of loss is at least reasonably possible. The Company policy for accounting for legal fees is to record such fees as the services are provided.

In the normal course of business, the Company's customer activities involve the execution and settlement of various customer securities. The Company uses a clearing broker-dealer to execute all customer transactions in brokerage accounts. Such transactions may expose the Company and the clearing broker-dealer to significant off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses which customers may incur. In the event customers fail to satisfy their obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customers' obligations.

12. Subsequent Events

The Company has evaluated events subsequent to December 31, 2012, and through the financial statement issuance date of February 27, 2013. The Company has not evaluated subsequent events after that date for presentation in these financial statements.

ProEquities, Inc.
(a wholly owned subsidiary of Protective Life Corporation)
Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2012 Schedule I

	2012
Net Capital	
Total stockholder's equity	$ 18,071,181
Deductions and/or charges	
Nonallowable assets	
Receivables and other	(3,176,098)
Gross deferred income tax asset	(5,615,681)
Haircut on securities positions	(580,781)
Net capital	8,698,621
Aggregate Indebtedness	
Items included in statement of financial condition	
Commissions payable	4,665,892
Due to parent and affiliates	1,274,063
Other accrued expenses	5,407,637
Total aggregate indebtedness	11,347,592
Computation of Basic Net Capital Requirement	
Greater of 6-2/3% of aggregate indebtedness or $250,000	$ 756,506
Excess net capital (net capital, less net capital requirement)	$ 7,942,115
Ratio: Aggregate indebtedness to net capital	1.30 to 1

There were no material differences between the above computation of net capital pursuant to Rule 15c3-1 and that filed with the Company's unaudited December 31, 2012 FOCUS Report.

ProEquities, Inc.
(a wholly owned subsidiary of Protective Life Corporation)
Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2012 **Schedule II**

Exemption Under Section (k)(2)(ii) Has Been Claimed
The Company is not required to file the above schedule as it is exempt from Securities and Exchange Commission Rule 15c3-3 (SEC Rule 15c3-3) under Paragraph (k)(2)(ii) of the rule, as all transactions are cleared with customers on a fully disclosed basis with a clearing broker or dealer and customer funds and securities are promptly transmitted to the clearing broker or dealer which carries all of the accounts of such customers.

The Company has complied with the above exemptive provisions of SEC Rule 15c3-3.

pwc

Report of Independent Auditors
on Internal Control Required By SEC Rule 17a-5(g)(1)

To the Board of Directors and Management of
ProEquities, Inc.

In planning and performing our audit of the financial statements of ProEquities, Inc. (the "Company"), a wholly owned subsidiary of Protective Life Corporation, as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

PricewaterhouseCoopers LLP, 1901 6th Ave. N., Suite 1600, Birmingham, AL 35203
T: (205) 252 8400, F: (205) 252 7776, www.pwc.com/us

pwc

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies in internal control, that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 27, 2013

pwc

Report of Independent Accountants

To the Board of Directors and Management of ProEquities, Inc.

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Securities Investor Protection Corporation (SIPC) of ProEquities, Inc. for the year ended December 31, 2012, which were agreed to by the Company, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7 during the year ended December 31, 2012. Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7 with the respective cash disbursement records entries, as follows:
    a. Payment in the amount of $52,889 dated July 30, 2012, per Fed Reference Number 002842 compared to the SIPC-6 obtained from Milton Fritts, Chief Financial Officer, noting no differences.
    b. Payment in the amount of $53,449 dated February 27, 2013, per Fed Reference Number 06004452 compared to the SIPC-7 obtained from Leanne Bishop, Chief Financial Officer, noting no differences.
2. Compared the Total Revenue amount reported on page 3 of the audited Form X-17A-5 for the year ended December 31, 2012 to the Total revenue amount of $113,735,321 reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2012 noting no differences.
3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:
    a. Compared deductions on line 2c(1) of $71,199,961 to supporting documentation including general ledger balances for the year ended December 31, 2012, provided by Leanne Bishop, Chief Financial Officer, noting no differences.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:
    a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e of $106,338 of the Form SIPC-7, noting no differences.
    b. Recalculated the applicable supporting schedules for the deduction in line 2c(1) including the general ledger balances for the year ended December 31, 2012, obtained from Leanne Bishop, Chief Financial Officer.
5. Compared the amount of any overpayment applied to the current assessment on page 1, item 2C of Form SIPC-7 with page 1, item 2H of the Form SIPC-7T filed for the prior period ended December 31, 2012 on which it was originally computed noting no differences.

PricewaterhouseCoopers LLP, 1901 6th Ave. N., Suite 1600, Birmingham, AL 35203
T: (205) 252 8400, F: (205) 252 7776, www.pwc.com/us

pwc

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of ProEquities, Inc., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 27, 2012

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